UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): April 21, 2022

MedicaMetrix, Inc.

(Exact name of issuer as specified in its charter)

Delaware	85-1069429
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

600 Suffolk Street, Suite 250 Lowell, MA	01854
(Address of principal executive offices)	(Zip code)

(617) 488-9233

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 7. Departure of Certain Officers

Effective April 21, 2022, MedicaMetrix, Inc. (the “Company”) appointed Mr. Leonidas Carayannopoulos to serve as Chief Executive Officer of the Company. Mr. Robert Rudelius continues in his role of Chief Financial Officer of the Company, resigning from the position of Chief Executive Officer. Mr. Carayannopoulos is also expected to joined the Board of Directors of the Company, replacing Mr. Rudelius as a director, subject to requisite stockholder approval. In connection with Mr. Carayannopoulos’s appointment as Chief Executive Officer , the Company granted him an incentive stock option to purchase 688,900 shares of the Company’s Common Stock pursuant to its 2020 Equity Incentive Plan with an exercise price equal to $1.36 per share, a term of 10 years and four-year cliff vesting. The option was issued in reliance on Rule 701 under the Securities Act of 1933, as amended, for exemption from the registration requirements of such Act.

Item 8. Certain Unregistered Sales of Equity Securities

See Item 7 above.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Lowell, Massachusetts, on April 25, 2022.

MedicaMetrix, Inc.

/s/ Robert Rudelius
By:	Robert Rudelius, Chief Financial Officer